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December 14, 2010	39559.00001

Mr. Mark Rapik
Staff Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Excelsior LaSalle Property Fund, Inc. Form 10-K for the fiscal year ended December 31, 2009 Filed March 15, 2010 SEC File No. 0-51948

Dear Mr. Rapik:

On behalf of our client, Excelsior LaSalle Property Fund, Inc. (the “Fund”), we are transmitting this letter in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) conveyed by letter dated December 2, 2010, relating to the Fund’s Form 10-K (the “2009 10-K”) filed with the Securities and Exchange Commission (the “Commission”) on March 15, 2010. We have incorporated the Staff’s comments into this response letter in italics and have provided the Company’s responses below each comment.

Form 10-K for the year ended December 31, 2009

Item 6. Selected Financial Data, page 32

Funds from Operations, page 33

1. Please tell us how your disclosure of adjusted FFO complies with Item 10(e)(1)(i)(C) of Regulation S-K, or tell us how you determined it was not necessary to provide a statement disclosing the reasons why you believe that presentation of adjusted FFO provides useful information to investors.

The Fund has advised us that (i) it inadvertently failed to provide a statement disclosing the reasons why a presentation of adjusted FFO provides useful information to investors and (ii) in future filings, it will not provide adjusted FFO disclosure without a statement disclosing the reasons why the management believes adjusted FFO provides useful information to investors regarding the Fund’s financial condition or results of operations. The Fund has also advised us that it will revise the referenced disclosure in its Form 10-K for the year ended December 31, 2010 to eliminate the discussion of adjusted FFO and will merely state as follows:

United States Securities and Exchange Commission
December 14, 2010

“Net loss for the year ended December 31, 2009 included impairment charges of $25,955. There were no impairment charges for the years ended December 31, 2008, 2007 and 2006.”

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Results of Operations for the year ended December 31, 2009 and 2008

Operating Expenses, page 41

2. It appears that depreciation and amortization for your non-comparable real estate investments decreased by approximately $7.6 million from 2008 to 2009; however, it does not appear that you have provided an explanation for this decrease. Please tell us why depreciation and amortization for your non-comparable real estate investments decreased. Further, please include this explanation in future filings, as applicable.

The Fund will add the following disclosure to the Form 10-K for the year ended December 31, 2010:

“The decrease in non-comparable real estate investments operating expenses for the year ended December 31, 2009 as compared to the same period in 2008 was primarily related to a decrease in in-place lease amortization at The Edge at Lafayette and Campus Lodge Tampa of $8,161, as those assets were fully amortized in 2008. The decrease in in-place lease amortization was partially offset by increases in other operating expenses as a result of owning The Edge at Lafayette and Campus Lodge Tampa for the entire year in 2009 and only part of the year in 2008.”

Financial Statements

Notes to Consolidated Financial Statements

Note 2-Summary of Significant Accounting Policies, page F-8

Acquisitions, page F-12

3. Please tell us what consideration you give to bargain renewal periods when determining below-market lease values and their related amortization periods.

United States Securities and Exchange Commission
December 14, 2010

The Fund’s management analyzes leases at acquisition to determine if a fixed-rate renewal option provides the tenant with the option to renew the lease at below-market terms. If management of the Fund determines that the fixed-rate renewal option represents a below-market renewal, it includes the option term in the calculation of the value of the below-market lease and amortizes the capitalized below-market lease value over the original lease term plus the option term.

The Fund will revise the Acquisitions disclosure in the Form 10-K for the year ended December 31, 2010, as follows (the new disclosure is underlined):

“We use estimates of future cash flows and other valuation techniques to allocate the purchase price of acquired property among land, building and other identifiable asset and liability intangibles. We record land and building values using an as-if-vacant methodology. We record above- and below-market in-place lease values for acquired properties based on the present value (using an interest rate which reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) our estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining non-cancelable term of the lease plus any below-market lease extension option periods. We amortize the capitalized above-market lease values as a reduction of minimum rents over the remaining non-cancelable terms of the respective leases. We amortize the capitalized below-market lease values as an increase to minimum rents over the term of the respective leases plus any below-market lease extension option terms. Should a tenant terminate its lease prior to the contractual expiration, the unamortized portion of the above-market and below-market in-place lease value is immediately charged to minimum rents.”

* * *

The Fund has filed a letter on EDGAR containing the acknowledgements specified in the Staff’s letter.

United States Securities and Exchange Commission
December 14, 2010

If you have any questions, or if it would expedite your review in any way, please do not hesitate to contact the undersigned at the number above or Michael L. Zuppone at (212) 318-6906.

Sincerely,

/s/ Keith D. Pisani

Keith D. Pisani
of PAUL, HASTINGS, JANOFSKY & WALKER LLP

cc: Michael L. Zuppone, Esq.